UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC   20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2016

Commission File No. 001-33580

ASANKO GOLD INC.

(Translation of registrant’s name into English)

Suite 680, 1066 West Hastings Street, Vancouver, British Columbia, V6E 3X2

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under the cover Form 20-F or Form 40-F

Form 20-F ☐

 Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

SUBMITTED HEREWITH

Exhibit No.

Document

99.1	Senior Facilities Agreement dated October 20, 2015
99.2	Amendment (No. 1) Agreement relating to the Senior Facilities Agreement dated December 16, 2015
99.3	Notice that exhibits 99.1 and 99.2 superseded previously filed agreements bearing the same date

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ASANKO GOLD INC.
(Registrant)

By:	/s/ Greg McCunn
Greg McCunn
Chief Financial Officer

Date:	March 16, 2016